UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 21, 2022

LMF ACQUISITION OPPORTUNITIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39927	85-3681132
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1200 West Platt Street, Suite 100 Tampa, Florida	33606
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (813) 222-8996

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, and one Warrant	LMAOU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	LMAO	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	LMAOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

On April 21, 2022, LMF Acquisition Opportunities, Inc., a Delaware corporation (“LMAO”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with LMF Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of LMAO (“Merger Sub”), and SeaStar Medical, Inc., a Delaware corporation (“SeaStar Medical”) pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, Merger Sub will merge with and into SeaStar Medical (the “Merger”), with SeaStar Medical surviving the Merger in accordance with the Delaware General Corporation Law as a wholly owned subsidiary of LMAO (the transactions contemplated by the Merger Agreement and the related ancillary agreements, the “Business Combination”). The Business Combination is subject to certain closing conditions as summarized below under “Conditions to Closing.”

Merger Consideration

The aggregate consideration payable to the stockholders of SeaStar Medical at the closing of the Business Combination (the “Closing”) is $85,000,000, payable solely in shares of LMAO common stock, par value $0.0001 per share (“Common Stock”), valued at $10.00 per share, subject to possible deductions for indebtedness of SeaStar Medical and SeaStar Medical transaction expenses in excess of $800,000 (the “Cap”) as set forth in the Merger Agreement, plus the aggregate exercise price of (1) SeaStar Medical warrants issued and outstanding immediately prior to the closing of the Business Combination (the “Effective Time”) and (2) SeaStar Medical options issued and outstanding immediately prior to the Effective Time, less the value of the shares of Common Stock underlying the Assumed Equity (as defined below) (the “Closing Merger Consideration”). In connection with the Closing, Class B Common Stock of LMAO will automatically convert into Class A Common Stock and pursuant to the proposed charter of LMAO after the Business Combination, if approved by LMAO’s stockholders, Class A Common Stock and Class B Common Stock will be reclassified as Common Stock.

Immediately prior to the Preferred Conversion (as defined below), each of SeaStar Medical’s issued and outstanding convertible notes will automatically convert into shares of SeaStar Medical common stock (the “Note Conversion”). Immediately prior to the Effective Time, each share of SeaStar Medical’s issued and outstanding preferred stock will automatically convert into shares of SeaStar Medical common stock (the “Preferred Conversion”) and those SeaStar Medical warrants that would be exercised or exchanged in connection with the Business Combination pursuant to the terms thereof will be exercised for shares of SeaStar Medical common stock. At the time of the Business Combination, the (i) SeaStar Medical warrants that would not be exercised or exchanged in connection with the Business Combination will be assumed by LMAO and converted into warrants to purchase Common Stock, (ii) outstanding options for shares of SeaStar Medical common stock under SeaStar Medical’s equity plan will be assumed by LMAO and converted into options to purchase Common Stock, and (iii) issued and outstanding restricted stock unit awards under SeaStar Medical’s current equity plan will be assumed by LMAO and converted into LMAO restricted stock units (collectively, the “Assumed Equity”).

Representations, Warranties and Covenants

The Merger Agreement contains customary representations, warranties and covenants by the parties thereto, including, among other things, covenants with respect to the conduct of LMAO and SeaStar Medical during the period between execution of the Merger Agreement and the Closing. The representations, warranties and covenants made under the Merger Agreement will not survive the Closing; provided, any covenants that are to be performed at or after the Closing shall survive until such covenant has been performed or satisfied. No party to the Merger Agreement will have any liabilities to such other parties, other than claims for willful and material breach or fraud. Each of LMAO and SeaStar Medical have agreed to use their commercially reasonable efforts to cause the Merger to be consummated as soon as practicable.

Conditions to Closing

The Closing is subject to certain conditions, including, among others, that (i) the stockholders of SeaStar Medical and the stockholders of LMAO approve the Business Combination, (ii) the Nasdaq Stock Market approves for listing the Common Stock to be issued in connection with the Business Combination, (iii) LMAO has, including any proceeds from LMAO’s private investment in public equity financing and net of any redemptions and the payment of transaction expenses (and in the case of SeaStar Medical’s transaction expenses, only expenses up to the Cap), at least $15,000,000 unrestricted cash on hand and (iv) LMAO has $5,000,001 or more in net tangible assets at the Closing.

Termination

The Merger Agreement may be terminated prior to the Closing under certain circumstances, including, among others, (i) by written consent of SeaStar Medical and LMAO, (ii) by written notice from either LMAO or SeaStar Medical, if (A) the Closing has not occurred on or before (I) July 29, 2022 or (II) October 29, 2022 if the Extension (as defined below) occurs (the “Outside Date”), unless the terminating party’s failure to comply in any material respect with its obligations under the Merger Agreement shall have proximately contributed to the failure of the Closing to have occurred on or prior to the Outside Date, (B) the consummation of the Business Combination is permanently enjoined or (C) LMAO does not obtain stockholder approval of the Business Combination at its special meeting, (iii) by written notice from either LMAO or SeaStar Medical, in the event that the other party breaches any of its representations, warranties, covenants or other agreements under the Merger Agreement that would result in the failure of the conditions to LMAO’s or SeaStar Medical’s obligation to consummate the Business Combination and such breach has not been cured by the breaching party by the earlier of 30 days after receiving notice of such breach and the Outside Date and (iv) by SeaStar Medical at any time prior to the approval of the Business Combination by LMAO’s public stockholders, if the board of directors of LMAO has made a change in recommendation to its stockholders regarding the Business Combination. The Merger Agreement allows the Outside Date to be extended if LMFAO Sponsor LLC, a Florida limited liability company (the “Sponsor”), elects to extend the time period by which LMAO must consummate a business combination by depositing $1,035,000 in additional funds in LMAO’s trust account on or prior to July 29, 2022 (the “Extension”).

The foregoing description of the Merger Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached as Exhibit 2.1 hereto and is incorporated by reference herein. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about LMAO, SeaStar Medical or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in LMAO’s public disclosures.

Amended and Restated Registration Rights Agreement

In connection with the entry into the Merger Agreement, on April 21, 2022, LMAO entered into an amended and restated registration rights agreement (the “A&R RRA”) with the Sponsor and certain SeaStar Medical stockholders listed in the Merger Agreement (the “Requisite Stockholders,” and together with LMAO, the Sponsor, and Maxim, collectively, the “Investors”), which will be effective as of the Closing and which, among other things, amends and restates the registration rights agreement entered into by and among LMAO, the Sponsor, and Maxim Group, LLC (“Maxim”) at the time of LMAO’s initial public offering. Pursuant to the terms of the A&R RRA, among other things, LMAO will be obligated to file, not later than 30 days after the Closing, a registration statement covering the shares of Common Stock issued or issuable to the Investors.

In addition, the Sponsor and the Requisite Stockholders agreed that they will not transfer shares of Common Stock held by them prior to the earlier of (x) twelve (12) months after the Closing and (y) the date on which the last sales price of Common Stock equals or exceeds $12.00, subject to adjustment as provided therein, for any 20 trading days within any 30-consecutive-day trading period commencing at least 150 days after the Closing. The Sponsor also agreed that it will not transfer its private placement warrants that it obtained in connection with LMAO’s initial public offering (or any Common Stock issued upon the exercise of such warrant) until 30 days after Closing. The foregoing description of the A&R RRA does not purport to be complete and is qualified in its entirety by the terms and conditions of the A&R RRA, a copy of which is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

Sponsor Support Agreement

In connection with the entry into the Merger Agreement, on April 21, 2022, the Sponsor entered into a support agreement (the “Sponsor Support Agreement”) with LMAO and SeaStar Medical, pursuant to which the Sponsor agreed, among other things, to vote or cause to be voted (or express consent or dissent in writing, as applicable) all its shares of Common Stock that are entitled to vote to approve and adopt the Merger Agreement and the Business Combination. The Sponsor also agreed not to sell or transfer any of its shares of Common Stock or LMAO warrants prior to the Closing, except to affiliates of the Sponsor who execute a joinder to the Sponsor Support Agreement. The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a copy of which is attached as Exhibit 10.2 hereto and is incorporated by reference herein.

Stockholder Support Agreement

Within three (3) business days of the execution and delivery of the Merger Agreement, LMAO, SeaStar Medical, and the Requisite Stockholders will execute and deliver support agreements (the “Stockholder Support Agreements”), pursuant to which each Requisite Stockholder will agree to, among other things, (i) consent to, and vote to approve and adopt, the Merger Agreement and the Business Combination, (ii) waive any dissenters’ or approval rights under applicable law in connection with the Business Combination, and (iii) not transfer, subject to certain permitted exceptions, any of such stockholder’s SeaStar Medical shares until expiration of the Stockholder Support Agreement. The foregoing description of the Stockholder Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Stockholder Support Agreement, a copy of which is attached as Exhibit 10.3 hereto and is incorporated by reference herein.

Dow Commitment Letter

On April 21, 2022, LMAO, SeaStar Medical, Dow Employees’ Pension Plan Trust (“Dow Pension”) and Union Carbide Employees’ Pension Plan (“Union Carbide Pension” and, together with Dow Pension, “Dow”) entered into a commitment letter (the “Dow Commitment Letter”) pursuant to which Dow or an affiliate thereof agreed to subscribe for and purchase shares of Common Stock in a private investment in public equity to close immediately prior to the Closing in an amount equal to or greater than $5,000,000. Dow’s commitment to purchase shares of Common Stock is contingent upon the subsequent completion of the Business Combination. The foregoing description of the Dow Commitment Letter does not purport to be complete and is qualified in its entirety by the terms and conditions of the Dow Commitment Letter, a copy of which is attached as Exhibit 10.4 hereto and is incorporated by reference herein.

Important Information About the Business Combination and Where to Find It

In connection with the Merger Agreement and proposed Business Combination, LMAO intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement to be distributed to holders of Common Stock in connection with LMAO’s solicitation of proxies for the vote by LMAO’s stockholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SeaStar Medical’s stockholders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, LMAO will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement / prospectus, and the amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about LMAO, SeaStar Medical and the Business Combination. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the U.S. Securities and Exchange Commission (the “SEC”) by LMAO through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: LMF Acquisition Opportunities Inc., 1200 Platt Street, Suite 100, Tampa, FL 33602.

Participants in the Solicitation

LMAO and SeaStar Medical and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Business Combination. Information about the directors and executive officers of LMAO is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Business Combination when they become available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, LMAO’s and SeaStar Medical’s expectations with respect to the Business Combination between LMAO and SeaStar Medical, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the implied valuation of SeaStar Medical, the products offered by SeaStar Medical and the markets in which it operates, and SeaStar Medical’s projected future results. Words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside LMAO’s and SeaStar Medical’s control and are difficult to predict. Factors that may cause actual future events to differ materially from the expected results, include, but are not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of LMAO’s securities, (ii) the risk that the transaction may not be completed by LMAO’s business combination deadline, even if extended by its sponsor, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Merger Agreement by the stockholders of LMAO and the satisfaction of the minimum trust account amount following redemptions by LMAO’s public stockholders, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (v) the receipt of an unsolicited offer from another party for an alternative transaction that could interfere with the Business Combination, (vi) the effect of the announcement or pendency of the transaction on SeaStar Medical’s business relationships, performance, and business generally, (vii) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the post-combination company to grow and manage growth profitability and retain its key employees, (viii) costs related to the Business Combination, (ix) the outcome of any legal proceedings that may be instituted against SeaStar Medical or LMAO following the announcement of the Business Combination, (x) the ability to maintain the listing of LMAO’s securities on Nasdaq, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities, (xii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which SeaStar Medical operates, (xiii) the risk that SeaStar Medical and its current and future collaborators are unable to successfully develop and commercialize SeaStar Medical’s products or services, or experience significant delays in doing so, including failure to achieve approval of its products by applicable federal and state regulators, (xiv) the risk that SeaStar Medical may never achieve or sustain profitability; (xv) the risk that SeaStar Medical may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all; (xvi) the risk that third-parties suppliers and manufacturers are not able to fully and timely meet their obligations, (xvii) the risk of product liability or regulatory lawsuits or proceedings relating to SeaStar Medical’s products and services, (xviii) the risk that SeaStar Medical is unable to secure or protect its intellectual property, (xix) the risk that the post-combination company’s securities will not be approved for listing on Nasdaq or if approved, maintain the listing and (xx) other risks and uncertainties indicated from time to time in the proxy statement / prospectus to be filed relating to the Business Combination, including those under the “Risk Factors” section therein and in LMAO’s other filings with the SEC. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SeaStar Medical and LMAO assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1†	Agreement and Plan or Merger, dated as of April 21, 2022, by and among LMF Acquisition Opportunities, Inc., LMF Merger Sub, Inc., and SeaStar Medical, Inc.
10.1

Amended and Restated Registration Rights Agreement, dated as of April 21, 2022, by and among LMF Acquisition Opportunities, Inc., SeaStar Medical, Inc., and certain stockholders of SeaStar Medical, Inc.

10.2	Sponsor Support Agreement, dated as of April 21, 2022, by and among LMF Acquisition Opportunities, Inc., SeaStar Medical, Inc., and LMFAO Sponsor LLC.
10.3	Form of Stockholder Support Agreement, by and among LMF Acquisition Opportunities, Inc., SeaStar Medical, Inc. and certain stockholders of SeaStar Medical, Inc.
10.4	Dow Commitment Letter, dated as of April 21, 2022, by and among LMF Acquisition Opportunities, Inc., SeaStar Medical, Inc., Dow Employees’ Pension Plan Trust and Union Carbide Employees’ Pension Plan.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request; provided, however, that LMAO may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act, as amended, for any schedule or exhibit so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LMF Acquisition Opportunities, Inc.

Dated: April 26, 2022	By:	/s/ Richard Russell
		Name:	Richard Russell
		Title:	Chief Financial Officer, Treasurer and Secretary